Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
James River Coal Company:

We consent to the incorporation by reference in the registration statements (No. 333-143563) on Form S-3 and (Nos. 333-126860 and 333-161123) on Form S-8 of James River Coal Company of our report dated February 25, 2010, with respect to the consolidated balance sheets of James River Coal Company and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows, for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of James River Coal Company.

/s/  KPMG LLP

Richmond, Virginia
February 25, 2010